SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*


                             THE MARCUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   566330 10 6
                                 (CUSIP Number)



   Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.   566330 10 6

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Stephen H. Marcus (###-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]
              Not Applicable

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     5  SOLE VOTING POWER
      NUMBER OF
                             1,845,699*
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             1,372,277*
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                             1,845,699*
      REPORTING
                    8   SHARED DISPOSITIVE POWER
        PERSON
                             1,372,277*
         WITH


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,217,976*

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [_]

              N/A

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.5%

    12   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             This Amendment No. 17 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the
   Schedule 13G.

   Item 4. Ownership (as of the date of filing of this Amendment to Schedule 13G):

        (a)  Amount Beneficially Owned:  3,217,976*
        (b)  Percent of Class:  16.5%
        (c)  Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote:  1,845,699*
                   Shares
             (ii)  shared power to vote or to direct the vote:  1,372,277*
                   Shares
             (iii) sole power to dispose or to direct the disposition of:
                   1,845,699* Shares
             (iv)  shared power to dispose or to direct the disposition of:
                   1,372,277* Shares

             Other than with respect to (i) 49,517* shares of Common Stock (which Mr. Marcus shares voting and dispositive power) and (ii) 1,410* shares of Common Stock (which Mr. Marcus has sole voting and dispositive power) all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common stock into shares of Common Stock. Since each share of Class B Common Stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Mr. Marcus would alone convert a significant amount of his Class B Common Stock into Common Stock. Mr. Marcus' beneficial ownership consists of:

             (i) 150* shares of Common Stock held individually by Mr. Marcus;
             (ii) 1,260* shares of Common Stock held individually by Mr. Marcus by The Marcus Corporation 401(k) Plan;
             (iii) 1,844,289* shares of Class B Common Stock held
                   individually by Mr. Marcus;
             (iv) 49,517* shares of Common Stock held by trusts whereby Mr. Marcus serves as Trustee;
             (v) 299,547* shares of Class B Common Stock held by Mr. Marcus as a Shareholder of Guest House Inn, Inc.
             (vi) 138,877* shares of Class B Common Stock held as tenant in common with Mr. Marcus' wife;
             (vii) 46,615* shares of Class B Common Stock held
                   individually by Mr. Marcus' wife;
            (viii) 419,511* shares of Class B Common Stock held by Mr.
                   Marcus' wife as Trustee for the benefit of their children;
             (ix) 272,588* shares of Class B Common Stock held by Mr. Marcus as Trustee; and
             (x) 145,622* shares of Class B Common Stock held by Mr. Marcus and his wife as Co-Trustees.

             Mr. Marcus' wife (for shares held individually), the trusts, and the corporation have the right to receive dividends and proceeds from the sale of securities held thereby.

   _____________________
   * On November 14, 1995 The Marcus Corporation effected a three-for-two stock split in the form of a 50% stock dividend and all share ownership data has been adjusted accordingly.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 8, 1996
   Date

   /s/ Stephen H. Marcus
   Stephen H. Marcus